Exhibit 12.1

Blackstone Mortgage Trust, Inc. and Subsidiaries

Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

(in thousands, except ratios)

	Years ended December 31,
	2013		2014		2015		2016		2017
Fixed Charges
Interest expense, including amortization	$18,017		$69,143		$152,416		$184,270		$234,870
Preferred security dividend requirements in consolidated subsidiaries	4,096		2,093		1,216		533		—

Total fixed charges	$22,113		$71,236		$153,632		$184,803		$234,870
Earnings
Pre-tax income from continuing operations before equity investees	$26,419		$72,976		$200,591		$243,449		$218,282
Add:
Fixed charges, including amortization	18,017		69,143		152,416		184,270		234,870
Distributed income of equity investees	8,795		17,867		5,007		9,977		—
Less:
Preferred security dividend requirements in consolidated subsidiaries	—		—		—		—		—
Earnings	$53,231		$159,986		$358,014		$437,696		$453,152
Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends (1)	2.41	x	2.25	x	2.33	x	2.37	x	1.93	x

(1)	Ratio of earnings to combined fixed charges excluding preferred stock dividends was 2.95x, 2.31x, 2.35x, 2.38x and 1.93x, respectively, for the years ended December 31, 2013, 2014, 2015, 2016 and 2017.